UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 ____________________________________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

____________________________________________________________

Oxford Park Income Fund, Inc.

(Name of Subject Company (Issuer))

Oxford Park Income Fund, Inc.

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Oxford Park Management, LLC

8 Sound Shore Drive, Suite 255

Greenwich, CT 06830

(877) 458-3589

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

 ____________________________________________________________

COPIES TO:

Harry S. Pangas, Esq. Dechert LLP 1900 K Street NW Washington, DC 20006 Tel: (202) 261-3300 Fax: (202) 261-3333	Philip T. Hinkle, Esq. Dechert LLP 1900 K Street NW Washington, DC 20006 Tel: (202) 261-3300 Fax: (202) 261-3333

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on February 29, 2024 by Oxford Park Income Fund, Inc. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 5% of the Fund’s net asset value, calculated as of the prior calendar quarter end, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (b) and (c) to the Statement on February 29, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 5:00 p.m., Eastern Time, on March 28, 2024.

2.	As of the expiration of the Offer, a total of 0 Shares were validly tendered and not withdrawn.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

OXFORD PARK INCOME FUND, INC.

By:	/s/ Bruce L. Rubin
Name:	Bruce L. Rubin
Title:	Chief Financial Officer
Date:	April 24, 2024